UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 26, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

26 April 2012

Novo Nordisk A/S – Share repurchase programme

On 2 February 2012 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk has repurchased B shares for an amount up to
DKK 2.5 billion in the period from 2 February 2012 to 25 April 2012. The programme is now concluded.

Since the announcement as of 17 April 2012, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	2,796,000		2,202,160,608
17 April 2012	50,000	849.07	42,453,670
18 April 2012	50,000	856.98	42,849,130
19 April 2012	50,000	859.92	42,996,200
20 April 2012	50,000	841.80	42,090,220
23 April 2012	50,000	841.79	42,089,545
24 April 2012	50,000	838.56	41,927,995
25 April 2012	52,099	833.65	43,432,227
Accumulated under the programme	3,148,099		2,499,999,595

With the transactions stated above, Novo Nordisk owns a total of 8,101,726 treasury shares, corresponding to 1.4% of the share capital. The total amount of shares in the company is 560,000,000 including treasury shares.

Company Announcement no 27 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during a 12 month period beginning 2 February 2012. As of 25 April 2012, Novo Nordisk has repurchased a total of 3,148,099 B shares equal to a transaction value of DKK 2,499,999,595.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,700 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 27 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 26, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer